# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Broadband Corp, CIK 0001611983
CUSIP: 530307206
Title of class of securities: Series B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 08/19/2026
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Blvd., Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series B Common Stock, par value $0.01 per share
Name of issuer: Liberty Broadband Corp
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Comment:
This statement on Schedule 13D relates to the Series B common stock, par value $0.01 per share (the "Series B common stock"), of Liberty Broadband Corporation, a Delaware corporation (now known as Fusion Merger Sub 1, LLC, the "Issuer" or "Liberty Broadband"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person, Mr. John C. Malone ("Mr. Malone" or the "Reporting Person"), on January 29, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 17, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on June 29, 2020, Amendment No. 3 to the Schedule 13D filed with the SEC on August 7, 2020, Amendment No. 4 to the Schedule 13D filed with the SEC on November 30, 2020, Amendment No. 5 to the Schedule 13D filed with the SEC on June 15, 2022, Amendment No. 6 to the Schedule 13D filed with the SEC on July 19, 2022, Amendment No. 7 to the Schedule 13D filed with the SEC on January 25, 2023, Amendment No. 8 to the Schedule 13D filed with the SEC on September 23, 2024, Amendment No. 9 to the Schedule 13D filed with the SEC on November 14, 2024 and Amendment No. 10 to the Schedule 13D filed with the SEC on July 16, 2025 (collectively, the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 11 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the "Statement"). This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. This Amendment is filed to disclose that the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Series B common stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete last three paragraphs thereof and supplemented to include the following information:

As previously disclosed by the Issuer, on November 12, 2024, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Charter Communications, Inc. ("Charter"), Fusion Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of Charter ("Merger LLC"), and Fusion Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of Merger LLC ("Merger Sub"), whereby, subject to the terms thereof, (i) Merger Sub would merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as the surviving corporation and a wholly owned subsidiary of Merger LLC, and (ii) the Merger would be immediately followed by a merger of, the Issuer, as such surviving corporation, with and into Merger LLC (the "Upstream Merger", and together with the Merger, the "Combination"), with Merger LLC surviving the Upstream Merger as the surviving company and a wholly owned subsidiary of Charter.

On August 19, 2026, the transactions contemplated by Merger Agreement, including the Combination, were completed, and each share of Series B common stock and the Issuer's Series A common stock, par value $0.01 per share, and the Issuer's Series C common stock, par value $0.01 per share, was automatically converted into 0.2360 of a validly issued, fully paid and nonassessable share of Charter's Class A common stock, par value $0.001 per share, except that cash (without interest) was paid in lieu of fractional shares, and accordingly as a result of the completion of the Merger the Reporting Person disposed of all of the shares of Series B common stock beneficially owned by the Reporting Person and ceased to be the beneficial owner of any shares of Series B common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 19, 2026, following the completion of the Merger, the Reporting Person beneficially owns zero shares of Series B common stock.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment (including with respect to the completion of the Combination disclosed in item 4 hereof), the Reporting Person has not effected any transactions with respect to the Series B common stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 19, 2026, following the completion of the Merger, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Series B common stock.

## Signatures
- John C. Malone: /s/ John C Malone, John C. Malone (08/20/2026)